SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                               CASCADE CORPORATION
                        --------------------------------
                                (Name of Issuer)



                          Common Stock, par value $.50
                     ---------------------------------------
                         (Title of Class of Securities)



                                   147195-10-1
                                   -----------
                                 (CUSIP Number)



                               William J. Harrison
                             27 Fox Run Drive, RR#3
                                 Guelph, Ontario
                                     N1H 6N9
                            Telephone: (519) 823-4545
  ----------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)





                                January 20, 1999
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [   ].

                                  SCHEDULE 13D

CUSIP No. 147195-10-1
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   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                  W.J. Harrison Holdings Ltd.

--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*


                                                       Not Applicable

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                       Not Applicaple

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Ontario, Canada

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            5,000
 BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             800,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             5,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       800,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     800,000 (includes 800,000 shares of Cascade Corporation Common Stock for which preferred shares of a a Cascade Corporation subsidiary held by W.J.
Harrison Holdings Ltd. may be exchanged. W.J. Harrison owns 100% of the outstanding shares of W.J. Harrison Holdings Ltd.)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       Not Applicable

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 6.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 147195-10-1
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                                                       William J. Harrison


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

                                                       Not Applicable

--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                       Not Applicaple

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                                       Ontario, Canada

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES                                            5,000
 BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH                                             810,000
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                                             5,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                                                       810,000

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     810,000 (includes 800,000 shares of Cascade Corporation Common Stock for which preferred shares of a a Cascade Corporation subsidiary held by W.J.
Harrison Holdings Ltd. may be exchanged. W.J. Harrison owns 100% of the outstanding shares of W.J. Harrison Holdings Ltd.)

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                       Not Applicable

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                       Approximately 6.5%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                                                       IN

--------------------------------------------------------------------------------

                                  Introduction

     This Amendment No. 1 ("Amendment No. 1") amends the Schedule 13D, dated March 11, 1997 (the "Schedule 13D"), of Couphar Ltd., W.J. Harrison Holdings Ltd. and William J. Harrison (collectively, the "Reporting Persons"), with respect to the common stock, par value $.50 (the "Common Stock"), of Cascade Corporation, a Delaware corporation (the "Issuer"), as set forth below.

     On January 13, 1999, Couphar Ltd. ("Couphar") was merged with and into W.J. Harrison Holdings Ltd. ("Holdings"). Furthermore, on January 20, 1999, Holdings sold to the Issuer 300,000 of its 1,100,000 exchangeable preference shares (the "Preferred Stock") of Cascade (Canada) Ltd., a subsidiary of the Issuer. The Preferred Stock is exchangeable share-for-share with the Issuer's Common Stock.

     The information contained in Items 4, 5 and 6 of the Schedule 13D is hereby supplemented and amended by the following:


ITEM 4.  PURPOSE OF TRANSACTION.

     On January 13, 1999, Couphar merged with and into W.J. Harrison Holdings Ltd. (the "Amalgamation"). The Amalgamation was consummated prior to the a proposed sale of shares of the Preferred Stock to the Issuer in order to reduce the tax liability resulting from such sale. Pursuant to the terms of the Amalgamation, the Preferred Stock held by Couphar was assigned to Holdings.

     Following the consummation of the Amalgamation, Holdings sold (the "Sale") 300,000 shares of its 1,100,000 shares of Preferred Stock to the Issuer. Holdings has retained 800,000 shares of the Preferred Stock.

     Mr. Harrison resigned from the Board of Directors and as an executive officer of the Issuer on January 22, 1999. The Sale was in part consummated to reduce Mr. Harrison's overall holdings in the Issuer in light of his planned departure and to provide him with liquidity to seek other investment opportunities.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Shares beneficially owned by the Reporting Persons represent approximately 6.5% of the Common Stock of the Issuer, assuming all Preferred Shares are exchanged for Common Stock.

(b) William J. Harrison owns 100% of W.J. Harrison Holdings Ltd. The Reporting Persons, therefore, have the power to vote or dispose of 810,000 shares (assuming exchange of Preferred Shares for Common Stock) of the Issuer's Common Stock.

(c) Pursuant to the Sale described in Item 4, W.J. Harrison Holdings Ltd. sold 300,000 shares of the Preferred Stock.

(d) Mr. William J. Harrison, as sole shareholder of W.J. Harrison Holdings Ltd. and has power to direct receipt of dividends from, or the proceeds from the sale of, Preferred Stock and of Common Stock for which Preferred Shares may be exchanged. He may, therefore, be considered a beneficial owner of the Preferred Stock owned by W.J. Harrison Holdings Ltd.

(e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The agreement by and between the Reporting Persons, the Issuer and certain other parties, dated as of January 18, 1999 (attached hereto as Exhibit 1), obligated the Issuer to purchase 300,000 shares of Preferred Stock from W.J. Harrison Holdings Ltd. on or prior to January 21, 1999.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 The Agreement, dated as of January 18, 1999, by and among Cascade Corporation, Cascade Corporation; Cascade (Canada) Ltd.; Cascade (Scandinavia) Hydraulik A.B.; W.J. Harrison; W.J. Harrison Holdings Ltd.; Lift Technologies Inc.; Lift Technologies, Inc.; Lyftteknik Scandinavia AB; and Osler, Hoskin & Harcourt.






                                   Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    February 5, 1999


                                   /s/ William J. Harrison
                                 ---------------------------------------------
                                   WILLIAM J. HARRISON




                                 W.J. HARRISON HOLDINGS LTD.


                                 By:    /s/ William J. Harrison
                                     -----------------------------------------
                                 Name:    William J. Harrison
                                         -------------------------------------
                                 Title:   President
                                         -------------------------------------

                                  EXHIBIT INDEX



EXHIBIT                                DESCRIPTION
-------                                -----------

1 The Agreement, dated as of January 18, 1999, by and among Cascade Corporation, Cascade Corporation; Cascade (Canada) Ltd.; Cascade (Scandinavia) Hydraulik A.B.; W.J. Harrison; W.J. Harrison Holdings Ltd.; Lift Technologies Inc.; Lift Technologies, Inc.; Lyftteknik Scandinavia AB; and Osler, Hoskin & Harcourt.